EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS

SECOND QUARTER 2016 Financial results

Tel Aviv, Israel – August 4, 2016 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended June 30, 2016. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q2 2016	Q2 2015	% change
	(NIS millions)

Revenues	2,511	2,603	(3.5%)
Operating profit	616	794	(22.4%)
EBITDA	1,056	1,245	(15.2%)
EBITDA margin	42.1%	47.8%
Net profit	377	482	(21.8%)
Diluted EPS (NIS)	0.14	0.17	(17.6%)
Cash flow from operating activities	870	840	3.6%
Payments for investments	387	511	(24.3%)
Free cash flow [1]	539	413	30.5%
Net debt/EBITDA (end of period) [2]	2.24	2.30

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “Despite increasing market competition in all of the group's operating sectors, we continued to post strong results in the second quarter through leveraging our strengths in infrastructure, customer service, and product offerings.”

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “The diversified business segments of the Bezeq Group continue to provide operational and financial stability, and help us navigate the increasingly competitive markets from a position of strength.”

"After having spent many years with Bezeq, including the last four years as CFO and Deputy CEO, I am bidding the Group farewell. I would like to thank all the excellent professionals whom I've worked with over the years, both within the Company and outside."

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 1

Press Release

Bezeq Group Results (Consolidated)

Revenues in the second quarter of 2016 were NIS 2.51 billion, compared to NIS 2.60 billion in the same quarter of 2015, a decrease of 3.5%. The decrease was due to lower revenues in all of the group segments and primarily at Pelephone.

Salary expenses in the second quarter of 2016 were NIS 495 million, compared to NIS 497 million in the same quarter of 2015, a decrease of 0.4%.

Operating expenses in the second quarter of 2016 were NIS 972 million, compared to NIS 1.00 billion in the same quarter of 2015, a decrease of 3.0%. The decrease was primarily due to a reduction in interconnect payments to telecom operators and lower building maintenance expenses.

Other operating income in the second quarter of 2016 amounted to NIS 12 million, compared to NIS 141 million in the same quarter of 2015. This item was impacted by the recording of capital gains from the sale of fixed assets in the amount of NIS 148 million in the second quarter of 2015 compared to NIS 29 million in the second quarter of 2016.

Profitability metrics were impacted by the recording of the aforementioned capital gains in the corresponding quarter of 2015.

Operating profit in the second quarter of 2016 was NIS 616 million compared to NIS 794 million in the same quarter of 2015, a decrease of 22.4%. EBITDA in the second quarter of 2016 was NIS 1.06 billion (EBITDA margin of 42.1%) compared to NIS 1.25 billion (EBITDA margin of 47.8%) in the same quarter of 2015, a decrease of 15.2%.

Tax expenses in the second quarter of 2016 were NIS 133 million compared to NIS 183 million in the same quarter of 2015, a decrease of 27.3%. The decrease in tax expenses was primarily due to a reduction in profit before tax as well as a decrease in the corporate tax rate from 26.5% to 25% beginning January 1, 2016.

Net profit attributable to Bezeq shareholders in the second quarter of 2016 was NIS 377 million compared to NIS 482 million in the same quarter of 2015, a decrease of 21.8%.

After adjusting for the other operating income item, operating profit decreased 7.5%, EBITDA decreased 5.4% and net profit decreased 2.6%.

Cash flow from operating activities in the second quarter of 2016 was NIS 870 million, compared to NIS 840 million in the same quarter of 2015, an increase of 3.6%. The increase was primarily due to an improvement in working capital.

Payments for investments (Capex) in the second quarter of 2016 were NIS 387 million compared to NIS 511 million in the same quarter of 2015, a decrease of 24.3%. The decrease was primarily due to the payment of NIS 96 million by Pelephone for the LTE 4G frequencies in the corresponding quarter of 2015.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 2

Press Release

Free cash flow in the second quarter of 2016 was NIS 539 million compared to NIS 413 million in the same quarter of 2015, an increase of 30.5%.

Net financial debt of the Group was NIS 9.25 billion as of June 30, 2016 compared to NIS 9.54 billion as of June 30, 2015. As of June 30, 2016, the Group's net financial debt to EBITDA (trailing twelve months) ratio was 2.24, compared to 2.30 as of June 30, 2015.

Dividend Announcement

In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of net profits for the first half of 2016 as a cash dividend of NIS 665 million (approximately NIS 0.24 per share) to shareholders. The semi-annual dividend, which is subject to shareholder approval, would be payable on October 6, 2016. The ex-dividend date is September 20, 2016.

2016 Outlook

Below is the Group's outlook for 2016 as published in the Company's annual report as of December 31, 2015:

Net profit attributable to shareholders:	Approximately NIS 1.4 billion

EBITDA:	Approximately NIS 4.2 billion

Free cash flow:	Approximately NIS 2.0 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.	The forecasts do not include the effects, insofar as there are any, of a provision for the early retirement of employees and/or the signing of a collective labor agreement, the realization of Company rights in the real estate property "Sakia" or the cancellation of the Group's structural separation.

b.	The forecasts are based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2016. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2015.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 3

Press Release

Bezeq Fixed-Line Results

Stella Handler, Bezeq CEO, commented, “Revenues from broadband Internet services exceeded telephony revenues for the first time in the first half of 2016, reflecting our transformation from a telephony-based company to an Internet-based company. This growth in our Internet operations is driven by our extensive and continued investment in infrastructure, alongside development of state-of-the-art customer service and our focus on innovative supply of digital services. We recently rolled out a major smart home product and launched our smart city solution for municipal clients. At the same time, we made significant progress in our fiber-optic trials, and are now prepared to connect thousands of households to this network.”

Revenues in the second quarter of 2016 were NIS 1.10 billion, compared to NIS 1.11 billion in the same quarter of 2015, a decrease of 0.5%. Total revenues were impacted by the decrease in telephony revenues, which was offset by higher revenues from broadband Internet services as well as transmission and data communication services.

Revenues from telephony services in the second quarter of 2016 were NIS 374 million compared to NIS 396 million in the same quarter of 2015, a decrease of 5.6%. The decrease in telephony revenues was due to a reduction of 3.3% in the average revenue per line and a decrease of 2.4% in the number of access lines.

Revenues from broadband Internet services (retail and wholesale) in the second quarter of 2016 were NIS 398 million, compared to NIS 387 million in the same quarter of 2015, an increase of 2.8%. The increase in revenues from broadband Internet services was primarily due to continued growth in the number of broadband Internet lines, where 103,000 new wholesale and retail broadband Internet lines were added during the past year.

Revenues from transmission and data communication services in the second quarter of 2016 were NIS 270 million compared to NIS 264 million in the same quarter of 2015, an increase of 2.3%. The increase in revenues from transmission and data communication services resulted from growth in the number of business customers and data lines, the Company's entrance into new businesses, and the expansion of communication solutions offered to customers.

Operating expenses in the second quarter of 2016 were NIS 170 million compared to NIS 176 million in the same quarter of 2015, a decrease of 3.4%. The decrease in operating expenses was due to a reduction in marketing expenses as well as lower interconnect payments to telecom operators.

Salary expenses in the second quarter of 2016 were NIS 217 million, compared to NIS 226 million in the same quarter of 2015, a decrease of 4.0%.

Other operating income in the second quarter of 2016 amounted to NIS 12 million, compared to NIS 139 million in the same quarter of 2015. Other operating income was impacted by the recording of capital gains from the sale of fixed assets in the amount of NIS 146 million in the second quarter of 2015 compared to NIS 29 million in the second quarter of 2016.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 4

Press Release

Profitability metrics were impacted by the recording of the aforementioned capital gains in the corresponding quarter of 2015.

Operating profit in the second quarter of 2016 totaled NIS 540 million compared to NIS 662 million in the same quarter of 2015, a decrease of 18.4%. EBITDA in the second quarter of 2016 totaled NIS 725 million (EBITDA margin of 65.9%) compared to NIS 842 million (EBITDA margin of 76.2%) in the same quarter of 2015, a decrease of 13.9%.

Tax expenses in the second quarter of 2016 were NIS 109 million compared to NIS 180 million in the same quarter of 2015, a decrease of 39.4%. The decrease in tax expenses was primarily due to a reduction in profit before tax as well as a decrease in the corporate tax rate from 26.5% to 25% beginning January 1, 2016.

Net profit in the second quarter of 2016 totaled NIS 326 million compared to NIS 382 million in the same quarter of 2015, a decrease of 14.7%.

After adjusting for the other operating income item, operating profit increased 1.0%, EBITDA increased 1.4% and net profit increased 13.2%.

Cash flow from operating activities in the second quarter of 2016 was NIS 517 million compared to NIS 456 million in the same quarter of 2015, an increase of 13.4%. The increase in cash flow from operating activities was mainly due to an improvement in working capital.

Payments for investments (Capex) in the second quarter of 2016 were NIS 227 million, compared to NIS 191 million in the same quarter of 2015, an increase of 18.8%. Free cash flow in the second quarter of 2016 was NIS 344 million, in-line compared to the same quarter of 2015, despite the high level of consideration received from the sale of fixed assets in the corresponding quarter of 2015.

In the second quarter of 2016, the Company added 18,000 broadband Internet lines (retail and wholesale), totaling 1.52 million. The number of wholesale Internet lines continued to grow and reached a total of 323,000 broadband Internet lines, representing a sequential increase of 33,000 lines. During the past year, the number of wholesale lines grew by 245,000.

During the second quarter of 2016, average broadband speeds reached 40.2 Mbps compared to 38.9 Mbps sequentially, and 34.9 Mbps in the second quarter of 2015, representing a year-over-year increase of 15.2%.

Average revenue per Internet subscriber (ARPU - retail) in the second quarter of 2016 was NIS 90, compared to NIS 91 sequentially and NIS 88 in the second quarter of 2015.

The number of telephony access lines totaled 2.151 million at the end of June 2016, compared to 2.166 million sequentially and 2.204 million in the second quarter of 2015. Average revenue per line (ARPL) in the second quarter of 2016 totaled NIS 58, compared to NIS 59 sequentially and NIS 60 in the second quarter of 2015. ARPL was impacted by seasonality, among other factors.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 5

Press Release

Bezeq Fixed-Line - Financial data	Q2 2016	Q2 2015	% change
	(NIS millions)

Total revenues	1,100	1,105	(0.5%)
Telephony revenues	374	396	(5.6%)
Broadband Internet revenues	398	387	2.8%
Transmission and data revenues	270	264	2.3%
Other revenues	58	58	0.0%
Operating profit	540	662	(18.4%)
EBITDA	725	842	(13.9%)
EBITDA margin	65.9%	76.2%
Net profit [1]	326	382	(14.7%)
Cash flows from operating activities	517	456	13.4%
Payments for investments	227	191	18.8%
Free cash flow [2]	344	345	(0.3%)

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q2 2016	Q1 2016	Q2 2015

Number of active subscriber lines (end of period, in thousands) [1]	2,151	2,166	2,204
Average monthly revenue per line (NIS) [2]	58	59	60
Number of outgoing minutes (millions)	1,257	1,316	1,396
Number of incoming minutes (millions)	1,315	1,348	1,386
Churn rate (%) [3]	2.4%	2.9%	2.4%
Total number of broadband Internet lines (end of period, in thousands)[4]	1,521	1,503	1,418
of which: Number of broadband Internet lines (end of period, in thousands) - Wholesale [4]	323	290	78
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	90	91	88
Average broadband speed per subscriber (end of period, Mbps)	40.2	38.9	34.9

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq's wholesale service for telecom operators.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 6

Press Release

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “We are enjoying significant forward momentum: in the second quarter, we expanded the Company’s distribution channels and established our partnership with BUG MultiSystem Ltd., the largest retail chain of computers and IT products in Israel, to attract new customers. We recently signed on the biggest customer in Israel – the Accountant General’s tender to provide cellular services for approximately 100,000 government employees, and supply them with Apple and HTC handsets. Our success in selling our GINI private label, launched earlier this year, is also reflected in the sale of additional products. In addition, we continued to focus on providing our customers with fast and outstanding service, including expanded use of digital services.”

Total revenues in the second quarter of 2016 were NIS 658 million, compared to NIS 671 million sequentially and NIS 721 million in the same quarter of 2015, a decrease of 1.9% and 8.7%, respectively.

Revenues from cellular services in the second quarter of 2016 were NIS 456 million, compared to NIS 455 million sequentially and NIS 502 million in the same quarter of 2015, a quarter-over-quarter increase of 0.2% and year-over-year decrease of 9.2%, respectively. The year-over-year decrease in revenues from cellular services was due to a decrease in tariffs as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans with higher data volumes.

Revenues from equipment sales in the second quarter of 2016 were NIS 202 million, compared to NIS 216 million sequentially and NIS 219 million in the same quarter of 2015, a decrease of 6.5% and 7.8%, respectively. The year-over-year decrease in revenues from equipment sales was primarily due to a change in the revenue mix of equipment sold which was reflected in a decrease in the sales of higher priced handsets coupled with an increase in accessories and non-cellular electronic items such as multimedia products.

Operating expenses in the second quarter of 2016 decreased NIS 20 million sequentially and NIS 18 million compared to the same quarter of 2015.

EBITDA in the second quarter of 2016 was NIS 103 million (EBITDA margin of 15.7%), compared to NIS 105 million (EBITDA margin of 15.6%) sequentially and NIS 159 million (EBITDA margin of 22.1%) in the same quarter of 2015, a decrease of 1.9% and 35.2%, respectively.

Net profit in the second quarter of 2016 was NIS 13 million, in-line sequentially, and compared to NIS 49 million in the same quarter of 2015, a decrease of 73.5%.

Cash flow from operating activities in the second quarter of 2016 was NIS 180 million compared to NIS 185 million sequentially and NIS 202 million in the same quarter of 2015, a decrease of 2.7% and 10.9%, respectively.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 7

Press Release

Free cash flow in the second quarter of 2016 was NIS 117 million compared to NIS 134 million sequentially and NIS 3 million in the same quarter of 2015. The increase in free cash flow compared to the corresponding quarter of 2015 was primarily due to the payment of NIS 96 million for the LTE 4G frequencies in the corresponding quarter of 2015.

The number of Pelephone subscribers increased 67,000 during the second quarter of 2016 compared to an increase of 41,000 subscribers in the first quarter of 2016, an increase of 63%.

In the second quarter of 2016, Pelephone wrote-off 499,000 CDMA subscribers (455,000 pre-paid subscribers and 44,000 post-paid subscribers) who did not make use of outgoing calls or take any Internet action in the network during the last six months. Total subscribers as of June 30, 2016 amounted to 2.260 million.

The CDMA technology is described by many operators as being in its "end of life" stage. Pelephone is initiating a number of steps with its CDMA users. Such actions include, among others, designated marketing offers to CDMA subscribers to replace their handsets as well as the replacement of their car phones (an action which will be necessary in any event for government employees under the new contract).

Monthly ARPU in the second quarter of 2016 totaled NIS 68, compared to NIS 57 sequentially and NIS 65 in the same quarter of 2015. The aforementioned write-off of subscribers increased ARPU in the second quarter of 2016 by NIS 12.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 8

Press Release

Pelephone - Financial data	Q2 2016	Q2 2015	% change
	(NIS millions)

Total revenues	658	721	(8.7%)
Service revenues	456	502	(9.2%)
Equipment revenues	202	219	(7.8%)
Operating profit	8	53	(84.9%)
EBITDA	103	159	(35.2%)
EBITDA margin	15.7%	22.1%
Net profit	13	49	(73.5%)
Cash flows from operating activities	180	202	(10.9%)
Payments for investments	63	199	(68.3%)
Free cash flow [1]	117	3	3800.0%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q2 2016	Q1 2016	Q2 2015

Total subscribers (end of period, in thousands) [1,4]	2,260	2,692	2,566
Average revenue per user (ARPU, NIS) [2,5]	68	57	65
Churn rate [3]	6.2%	5.2%	6.1%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

4 In the second quarter of 2016, Pelephone added 67,000 subscribers and wrote-off 499,000 CDMA subscribers.

5 The write-off of CDMA subscribers resulted in an increase of NIS 12 in the ARPU of Pelephone in Q2 2016.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 9

Press Release

Bezeq International Results

Moti Elmaliach, CEO of Bezeq International, said, “Our innovative ventures had particular impact this quarter, successfully creating new and profitable activities. This was of particular importance in light of local and global market competition, and the Company’s implementation of the collective labor agreement. Our focus on Cyber as a Service and the success of our Cyber Wall offering, along with our unique research and development platform for start-ups contribute to the integration of new products and services in the Company’s portfolio of services, generating additional value for our customers.”

Revenues in the second quarter of 2016 were NIS 377 million, compared to NIS 391 million in the same quarter of 2015, a decrease of 3.6%. The decrease in revenues was primarily due to a reduction in hubbing revenues. After excluding hubbing revenues, total revenues increased 1% compared to the same quarter of 2015 due to the continued growth in Internet services delivered across the submarine cable infrastructure, which was partially offset by the continued erosion in the international long distance call market.

Implementation of the collective labor agreement signed at the beginning of the 2016 impacted all profitability metrics.

Operating profit in the second quarter of 2016 was NIS 47 million compared to NIS 62 million in the same quarter of 2015, a decrease of 24.2%. EBITDA in the second quarter of 2016 was NIS 82 million (EBITDA margin of 21.8%), compared to NIS 94 million (EBITDA margin of 24.0%) in the same quarter of 2015, a decrease of 12.8%.

Net profit in the second quarter of 2016 was NIS 33 million compared to NIS 45 million in the same quarter of 2015, a decrease of 26.7%.

Cash flow from operating activities in the second quarter of 2016 was NIS 69 million, compared to NIS 74 million in the same quarter of 2015, a decrease of 6.8% due to the implementation of the collective labor agreement.

Free cash flow in the second quarter of 2016 was NIS 36 million compared to NIS 48 million in the same quarter of 2015, a decrease of 25.0%.

Bezeq International	Q2 2016	Q2 2015	% change
	(NIS millions)

Revenues	377	391	(3.6%)
Operating profit	47	62	(24.2%)
EBITDA	82	94	(12.8%)
EBITDA margin	21.8%	24.0%
Net profit	33	45	(26.7%)
Cash flows from operating activities	69	74	(6.8%)
Payments for investments	33	26	28.0%
Free cash flow [1]	36	48	(25.0%)

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 10

Press Release

yes Results

Ron Eilon, CEO of yes, stated, “Over the past year, the multi-channel television market has experienced significant upheaval, increasing competition and regulatory discrimination between market veterans and newcomers which, among other things, is liable to hurt the industry and original Israeli productions. This year, we are again proud to show our commitment to the Israeli television and film industries, with 17 prizes awarded to yes during the quarter by the Israeli Film and Television Academy – an unprecedented record – including the award for best drama series, awarded to Fauda; and best comedy series, awarded to Killing Grandma."

Revenues in the second quarter of 2016 were NIS 434 million, compared to NIS 439 million in the same quarter of 2015, a decrease of 1.1%. The decrease was due to a reduction in the number of subscribers.

Operating profit in the second quarter of 2016 was NIS 77 million, compared to NIS 70 million in the same quarter of 2015, an increase of 10.0%. EBITDA in the second quarter of 2016 was NIS 151 million (EBITDA margin of 34.8%), compared to NIS 150 million (EBITDA margin of 34.2%) in the same quarter of 2015, an increase of 0.7%.

Profit before finance expenses to shareholders and taxes in the second quarter of 2016 was NIS 65 million compared to NIS 15 million in the same quarter of 2015, an increase of 333.3%. The increase was due to lower financing expenses, which was primarily the result of a reduction in interest expenses due to the early repayment of Debenture 2012, changes in the fair value of financial assets as well as a decrease in linkage differences on debentures due to lower CPI increase in the second quarter of 2016 compared to the corresponding quarter of 2015.

Net loss in the second quarter of 2016 was NIS 114 million compared to NIS 166 million in the same quarter of 2015. The decrease in net loss was due to the aforementioned reduction in financing expenses.

Cash flow from operating activities in the second quarter of 2016 was NIS 110 million, compared to NIS 106 million in the same quarter of 2015, an increase of 3.8%. The increase was primarily due to a decrease in net loss.

Free cash flow in the second quarter of 2016 increased 116.7% year-over-year to NIS 52 million, compared to NIS 24 million in the same quarter of 2015. The increase was primarily due to a decrease in payments for investments.

The number of yes subscribers in the second quarter of 2016 decreased by 6,000 to a total of 623,000 subscribers.

ARPU in the second quarter of 2016 was NIS 231, in-line sequentially and with the same quarter of 2015.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 11

Press Release

yes - Financial data	Q2 2016	Q2 2015	% change
	(NIS millions)

Revenues	434	439	(1.1%)
Operating profit	77	70	10.0%
EBITDA	151	150	0.7%
EBITDA margin	34.8%	34.2%
Profit before finance expenses to shareholders and taxes	65	15	333.3%
Net loss	(114)	(166)	(31.3%)
Cash flows from operating activities	110	106	3.8%
Payments for investments	58	82	(29.3%)
Free cash flow [1]	52	24	116.7%

1 Free cash flow is defined as cash flows from operating activities less net  payments for investments.

yes - KPIs	Q2 2016	Q1 2016	Q2 2015

Number of subscribers (end of period, in thousands) [1]	623	629	636
Average revenue per user (ARPU, NIS) [2]	231	231	231
Churn rate (%) [3]	3.6%	4.2%	3.1%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 12

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Thursday, August 4, 2016, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0609

Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, August 10, 2016. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5901

Israel Phone Number: 03-925-5901

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 13

Press Release

About "Bezeq" The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 14

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Income Statements

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	5,070	4,777	2,511	2,603	9,985
Costs of activity
General and operating expenses	1,990	1,801	972	1,002	3,869
Salaries	1,008	936	495	497	1,957
Depreciation and amortization	889	768	440	451	1,684
Other operating income, net	(7)	(158)	(12)	(141)	(95)
	3,880	3,347	1,895	1,809	7,415

Operating profit	1,190	1,430	616	794	2,570
Financing expenses (income), net
Financing expenses	241	265	123	164	376
Financing income	(34)	(99)	(18)	(35)	(113)
Financing expenses, net	207	166	105	129	263

Profit after financing expenses, net	983	1,264	511	665	2,307
Share in the profits (losses) of equity accounted investees	(2)	16	(1)	-	12
Profit before income tax	981	1,280	510	665	2,319
Income tax	316	335	133	183	598
Profit for the period	665	945	377	482	1,721

Earnings per share (NIS)
Basic earnings per share	0.24	0.34	0.14	0.18	0.63

Diluted earnings per share	0.24	0.34	0.14	0.17	0.62

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 15

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Six months ended June 30		Three months ended June 30		For the year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain from the sale of property, plant and equipment (mainly real estate)	(40)	(159)	(29)	(148)	(234)
Provision for severance pay in voluntary redundancy	15	1	14	1	117
Others	18	-	3	6	22
Total operating income, net	(7)	(158)	(12)	(141)	(95)

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Balance Sheets

	June 30, 2016	June 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Assets	NIS million	NIS million		NIS million

Cash and cash equivalents	1,338	826		555
Investments	912	999		762
Trade receivables	2,029	2,256		2,058
Other receivables	234	222		269
Inventory	109	96		115
Total current assets	4,622	4,399		3,759

Trade and other receivables	647	655		674
Broadcasting rights, net of rights exercised	455	471		456
Property, plant and equipment	6,872	6,980		6,894
Intangible assets	3,195	3,468	*	3,332
Deferred tax assets	1,099	1,194	*	1,178
Deferred expenses and non-current investments	376	354		361
Investments in equity-accounted investees	21	28		25
Total non-current assets	12,665	13,150		12,920

Total assets	17,287	17,549		16,679

*Restated

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Balance Sheets (Cont'd)

	June 30, 2016	June 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Liabilities and equity	NIS million	NIS million		NIS million

Debentures, loans and borrowings	1,958	1,924		1,913
Trade and other payables	1,576	1,786		1,657
Current tax liabilities	628	699		624
Liability to Eurocom DBS Ltd, related party	208	217	*	233
Employee benefits	370	271		378
Provisions	90	90		100
Total current liabilities	4,830	4,987		4,905

Loans and debentures	9,546	9,444		8,800
Employee benefits	239	238		240
Derivatives and other liabilities	252	163		226
Deferred tax liabilities	75	67		51
Provisions	46	70		46
Total non-current liabilities	10,158	9,982		9,363

Total liabilities	14,988	14,969		14,268

Total equity	2,299	2,580		2,411

Total liabilities and equity	17,287	17,549		16,679

*Restated

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	665	945	377	482	1,721
Adjustments:
Depreciation and amortization	889	768	440	451	1,684
Share in the losses (profits) of equity-accounted investees	2	(16)	1	-	(12)
Financing expenses, net	220	203	107	136	307
Profit from gaining control in DBS	-	(12)	-	-	(12)
Capital gain, net	(40)	(159)	(29)	(148)	(234)
Income tax expenses	316	335	133	183	598

Change in trade and other receivables	63	145	75	61	322
Change in inventory	5	-	14	(9)	(20)
Change in broadcasting rights	1	(11)	1	(11)	-
Change in trade and other payables	(98)	(195)	(137)	(150)	(271)
Change in provisions	(9)	9	3	6	18
Change in employee benefits	(8)	1	(9)	(3)	110
Change in other liabilities	(9)	(5)	(6)	(4)	(9)
Net income tax paid	(205)	(207)	(100)	(154)	(462)
Net cash from operating activities	1,792	1,801	870	840	3,740

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Statements of Cash Flows (Cont'd)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flow for investment activities
Purchase of property, plant and equipment	(611)	(665)	(317)	(363)	(1,324)
Investment in intangible assets and deferred expenses	(121)	(214)	(70)	(148)	(311)
Acquisition of financial assets held for trading and others	(867)	(929)	(867)	(489)	(1,785)
Proceeds from the sale of financial assets held for trading and others	711	2,188	515	2,067	3,260
Proceeds from the sale of property, plant and equipment	98	97	56	84	151
Cash in a company consolidated for the first time	-	299	-	-	299
Miscellaneous	(1)	2	15	5	(7)
Net cash from (used in) investment activities	(791)	778	(668)	1,156	283

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited

Condensed Interim Consolidated Statements of Cash Flows (Cont'd)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows used in financing activities
Issue of debentures and receipt of loans	1,661	228	1,661	228	1,010
Repayment of debentures and loans	(806)	(863)	(756)	(805)	(2,192)
Dividends paid	(776)	(844)	(776)	(844)	(1,777)
Interest paid	(224)	(243)	(192)	(223)	(494)
Payment to Eurocom DBS for acquisition of shares and DBS loan	(58)	(680)	-	(680)	(680)
Miscellaneous	(15)	(11)	(22)	(14)	5
Net cash used for financing activities	(218)	(2,413)	(85)	(2,338)	(4,128)

Net increase (decrease) in cash and cash equivalents	783	166	117	(342)	(105)
Cash and cash equivalents at beginning of period	555	660	1,221	1,168	660
Cash and cash equivalents at end of period	1,338	826	1,338	826	555

BEZEQ GROUP REPORTS SECOND QUARTER 2016 FINANCIAL RESULTS	PAGE | 21